

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Kenneth Brimmer
Chief Financial Officer
BT Brands, Inc.
405 Main Avenue West, Suite 2D
West Fargo, ND 58078

> **Re: BT Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed on December 16, 2024**
> **File No. 333-283830**

Dear Kenneth Brimmer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services